Exhibit 3

E-CRUITER.COM, INC.

FOR IMMEDIATE RELEASE

                         TMP WORLDWIDE AND E-CRUITER.COM
                       SIGN RECIPROCAL MARKETING AGREEMENT

         AGREE TO AUGMENT PRODUCT OFFERINGS, REFER GROWTH OPPORTUNITIES

NEW YORK -- SEPTEMBER 06, 2001 - E-Cruiter.com, Inc. (NASDAQ: ECRU), a leading provider of human capital management solutions, and TMP Worldwide Inc., (NASDAQ:
TMPW) the world's leading supplier of recruitment solutions and services, including the pre-eminent Internet career portal, Monster.com(R), today announced a new marketing relationship.

"TMP Worldwide has earned a reputation for dependability and results among both job seekers and employers," said MICHAEL MULLARKEY, PRESIDENT AND CEO, E-CRUITER.COM. "They have a broad services suite in recruitment that dovetails very well with our core product offerings, translating to real value for our customers who are sourcing talent and building global employment brands. We are excited to be formally working with the established leader in worldwide recruitment."

Under this new agreement, TMP Worldwide's Advertising & Communications division and E-Cruiter.com will be promoting each other's product offerings to their customer bases through their respective direct sales forces.

"E-Cruiter.com has powerful applicant tracking technology, and we see the E-Cruiter products as a good fit to our sales channel. We're looking forward to a rewarding business relationship with E-Cruiter.com," said JEFFREY ELLETSON OF TMP'S ATSOLUTIONS GROUP.


ABOUT E-CRUITER.COM INC.
------------------------

E-Cruiter.com Inc. (NASDAQ: ECRU) is a leading provider of Web-enabled tools and professional services for Human Capital Management (HCM). Offering a diversified suite of high-tech and high-touch services to address the full lifecycle of the employer/employee relationship, E-Cruiter.com ensures more effective management of corporate assets via automation and outsourcing. E-Cruiter.com's HCM technology backbone enables companies to streamline the management of enterprise human capital processes including recruitment, assessment, deployment, development and career transitions. The company's expertise has motivated many blue-chip organizations such as Bell Canada, the Toronto Stock Exchange, SAS Institute (Canada) Inc., Watson Wyatt Worldwide and Sony Music Canada to select E-Cruiter. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER (327-8483).

ABOUT TMP WORLDWIDE
-------------------

Founded in 1967, TMP Worldwide Inc., with more than 10,500 employees in 34 countries, is the online recruitment leader, the world's largest Recruitment Advertising agency network, and one of the world's largest Executive Search and Executive Selection agencies. TMP Worldwide, headquartered in New York, is also the parent company of Monster.com, the leading global career portal on the Web, the world's largest Yellow Pages advertising agency and a provider of direct marketing services. The Company's clients include more than 90 of the Fortune 100 and more than 480 of the Fortune 500 companies. In June 2001, TMP Worldwide was added to the S&P 500 Index. More information about TMP Worldwide is available at www.tmp.com



Contacts:

Tammie Brown
E-Cruiter.com
Tel: 613-236-2263 ext. 263
E-mail: tammie.brown@ecruiter.com

Craig Armitage
Fleishman-Hillard
Tel: 416-214-0701 ext. 322
E-mail: armitagc@fleishman.com














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